                                                              File No. 811-08385


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549



                                  FORM N-8B-2



                   REGISTRATION STATEMENT OF UNIT INVESTMENT
                          TRUSTS WHICH ARE CURRENTLY
                              ISSUING SECURITIES



                        Pursuant to Section 8(b) of the
                        Investment Company Act of 1940



                          PARAGON SEPARATE ACCOUNT D
                        (Name of Unit Investment Trust)



                        Paragon Life Insurance Company
                         100 South Brentwood Boulevard
                           St. Louis, Missouri 63105
                  (Address of Principal Office of Registrant)



Issuer of periodic payment plan certificates only for purposes of information provided herein.

                      ORGANIZATION AND GENERAL INFORMATION

     NOTE: Terms used but not defined herein shall have the meaning set forth in Registrant's Form S-6 filed previously with The Commission on September 26, 1997 (File No. 333-36515) which is hereby incorporated by reference.

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     Paragon Separate Account D ("Separate Account"). The Separate Account has no Internal Revenue Service Employer Identification Number.

     (b) Furnish title of each class or series of securities issued by the trust.

     Flexible premium individual variable life insurance policies.

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     Paragon Life Insurance Company ("Company") l00 South Brentwood Boulevard
     St. Louis, Missouri 63105

     Internal Revenue Service Employer Identification Number: 43-l235869

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

     The Company will hold in its own custody all of the securities of the Separate Account.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

     Distribution of the Policies has not commenced. When distribution commences, the principal underwriter will be:

     Walnut Street Securities, Inc.
     670 Mason Ridge Center Drive, Suite 300
     St. Louis, MO 63l41

Internal Revenue Service Employer Identification Number: 43-1333368


5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     Missouri.

6. (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms

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

     of which the trust was organized and issued or proposes to issue securities.

     The Separate Account was established under Missouri Law pursuant to a resolution of the Board of Directors of the Company on 3 January l995. The Separate Account will continue in existence until the Board of Directors directs that it be terminated. The Policies will be issued pursuant to the resolution.

(b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

     Not applicable.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January l, l930. If the name has never been changed, so state.

     The name of the Separate Account has never been changed.

8.   State the date on which the fiscal year of the trust ends.

     December 31.

     MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial, itself, is representative of, or one of, a group which in the aggregate is material.

     There are no pending legal proceedings material with respect to prospective purchasers of the Policies, and no pending administrative proceedings commenced by, or known to be contemplated by, a governmental authority to which the Separate Account, the depositor, or the principal underwriter is a party or to which the assets of the Separate Account are subject.

                                      II.

                        GENERAL DESCRIPTION OF THE TRUST
                          AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES
OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

     The Policies to be issued are of the registered type insofar as the Policies are personal to the owners of the Policies ("Owners") and the records concerning Owners are maintained by or on behalf of the Company.

     (b) Whether the securities are of the cumulative or distributive type.

     The Policies are of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable, but are reflected in the cash value and death benefit under a Policy at any time.

     (c) The rights of security holders with respect to withdrawal or redemption.

     The Owner may cancel a Policy within 10 days after receiving it, or such longer period as may be required by state law. If a Policy is canceled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy or any different amount required by state law.

     A request for an increase in a Policy's Face Amount may also be canceled. The request for cancellation must be made within 10 days from the date the Owner received the new Policy specifications page for the increase, or such longer period as may be required by state law. Upon cancellation of an increase, the Owner may request that the Company refund the amount of the additional charges deducted in connection with the increase. This will equal the amount by which the monthly deductions since the increase went into effect exceeded the monthly deductions which would have been made absent the increase. If no request is made, the Company will increase the Policy's cash value by the amount of these additional charges.

     During the lifetime of the insured and while a Policy is in effect, the Owner may surrender, or make a partial withdrawal under, the Policy by sending a written request to the Company. Any restrictions are described below. The amount available for surrender is the cash surrender value at the end of the valuation period during which the surrender request is received at the Company's home office. To effect a surrender, the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of lost Policy which is available from the Company. The cash surrender value equals the cash value on the date of surrender, less any indebtedness. If the request is received on a monthly anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender.

     After the first policy year, an Owner may make up to one partial withdrawal each policy month from the Separate Account. The minimum amount of a partial withdrawal request net of any transaction charges is at least $500.00. The minimum amount that can be withdrawn from a division is $50.00, or the Policy's cash value in a division, if smaller. The maximum amount that may be withdrawn including the partial withdrawal transaction charge is the Loan Value. The partial withdrawal transaction charge is the lesser of $25.00 or two percent of the amount withdrawn.

     The death benefit will be affected by a partial withdrawal. If Option A is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the transaction charge resulting from that change in Face Amount. If the death benefit is based on a percentage of the cash value, then a partial withdrawal will decrease the Face Amount by any amount by which the partial withdrawal plus the applicable surrender charge exceeds the difference between the death benefit and the Face Amount. If Option B is in effect and the death benefit equals the Face Amount, the Face Amount will not change. However, the partial withdrawal will reduce the cash value and, thus, the death benefit by the amount of the partial withdrawal plus the transaction charge.

     The Face Amount remaining in force after a partial withdrawal may not be less than $25,000. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be executed.

     Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. Partial withdrawals will be applied first to reduce the initial Face Amount and then to each increase in Face Amount in order, starting with the first increase.

     Amounts payable from the Separate Account upon a surrender or partial withdrawal will ordinarily be paid within seven days of receipt of the written request. Payment of such amounts may be postponed whenever: (i) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC"); (ii) the SEC by order permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets.

     (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

     Under the Company's current rules, a Policy's cash value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account. Requests for transfers from or among Divisions of the Separate Account must be in writing and may be made once each policy month. Transfers must be in amounts of at least $250.00 or, if smaller, the Policy's cash value in a division. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received. All requests received on the same valuation day will be considered a single transfer request. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, the Company will effectuate those transfers that do meet the requirements. Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each policy month or year. Although the Company currently intends to continue to permit transfers for the foreseeable future, the Policy provides that the Company may at any time modify the transfer privilege, by changing the minimum amount transferable, by altering the frequency of transfers, by imposing a transfer charge or in such other manner as the Company determines in its discretion.

     For information regarding Policy loans, surrenders or partial withdrawals and allocation of premiums to the divisions of the Separate Account, see the responses to Items 2l, l0(c), l0(i) and l5, respectively.

     (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

     The duration of a Policy depends on the Policy's cash surrender value. Lapse will only occur when the cash surrender value is insufficient to cover the monthly deduction and a grace period expires without a sufficient payment being made. The failure to make a premium payment following the initial premium will not itself cause a Policy to lapse.

     The grace period, which is 62 days, begins on the monthly anniversary on which the cash surrender value becomes insufficient to meet the next monthly deduction. The Company will notify the Owner at the beginning of the grace period by mail addressed to the last known address on file with the Company. The notice will specify the amount of premium required to keep the Policy in force and the date the payment is due. If the Company does not receive the required amount within the grace period, the Policy will lapse and terminate without cash value. If the insured dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

     The Owner may reinstate a lapsed Policy by written application any time within five years after the date of lapse and before the maturity date. Reinstatement is subject to the following conditions:

          (i) Evidence of the insurability of the insured satisfactory to the Company (including evidence of insurability of any person covered by a rider to reinstate the rider).

          (ii) Payment of a premium that, after the deduction of premium expense charges, is large enough to cover: (a) the monthly deductions due at the time of lapse, and (b) two times the monthly deduction due at the time of reinstatement.

          (iii) Payment or reinstatement of any indebtedness. Any loan and loan interest reinstated will cause a cash value of an equal amount also to be reinstated. Any loan paid at the time of reinstatement will cause an increase in cash value equal to the amount to be reinstated.

          (iv) The Policy cannot be reinstated if it has been surrendered.

     The amount of cash value on the date of reinstatement will be equal to the amount of any loan reinstated, increased by the net premiums paid at reinstatement, and by any loans paid at the time of reinstatement. The effective date of reinstatement will be the date of approval by the Company of the application for reinstatement. There will be a full monthly deduction for the policy month that includes that date.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

     Reference is made to the Section entitled "Voting Rights" in the Registration Statement of the Separate Account on Form S-6 filed with the Securities and Exchange Commission previously, which is hereby incorporated by reference.

     (g)  Whether security holders must be given notice of any change in:

     (l)  the composition of the assets of the trust.

     Reference is made to the Section entitled "Addition, Deletion and Substitution of Investments" in the Registrant's Form S-6 filed with the Securities and Exchange Commission, which is hereby incorporated by reference.

     (2)  the terms and conditions of the securities issued by the trust.

     No changes in the terms and conditions of a Policy that affect an Owner's rights will be made without prior notice to the Owner. However, to the extent that there are changes in the Group Contract between the Contractholder (the owner of the Group Contract) and the Company which may affect the Owner, such changes may be made without prior notice.

     (3)  the provisions of any indenture or agreement of the trust.

     No notice to or consent from an Owner is required for any change in the Company's resolution establishing the Separate Account.

     (4)  the identity of the depositor, trustee or custodian.

     Notice is not required.

     (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

     (l)  the composition of the assets of the trust.

     Consent of Owners is not required when changing the underlying securities of the Separate Account. However, to change such securities, approval of the SEC is required under Section 26(b) of the 1940 Act. Except as required by Federal or state law or regulation, no action will be taken by the Company which will adversely affect the rights of Owners without their consent.

     (2)  the terms and conditions of the securities issued by the trust.

     No change in the terms and conditions of a Policy can be made without consent of the Owner. However, to the extent that there are changes in the Group Contract between the Contractholder and the Company which may affect the Owner such changes may be made without prior consent.

     (3)  the provisions of any indenture or agreement of the trust.

     No consent is required.

     (4)  the identity of the depositor, trustee or custodian.

     No consent is required.

(i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
     (a) to (g) or by any other item in this form.

     For further and more detailed information regarding the securities, reference is made to the information set forth in Registrant's Form S-6 filed previously, which is incorporated herein by reference.

     INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

     The Owner will not be the owner of the securities held in the Separate Account, although the value of those securities will be used to calculate Policy benefits. The securities are owned by the Company and are held in the Separate Account pursuant to Missouri insurance laws governing the operation of separate accounts. The Separate Account currently is divided into fourteen divisions, each of which invests in a different security. Each division invests exclusively in shares of a series-type mutual fund.

     The mutual funds, the portfolios they offer the Owner and their investment advisors are:

                                        Investment Advisor
Fidelity Variable Insurance             Fidelity Management & Research
     Products Fund                           Company
  Growth Portfolio
  Equity-Income Portfolio

Fidelity Variable Insurance             Fidelity Management & Research
     Products Fund II                        Company
  Index 500 Portfolio
  Contrafund Portfolio

MFS Variable Insurance Trust           Massachusetts Financial Services
                                             Company
  MFS Emerging Growth Series

Putnam Variable Trust                  Putnam Investment Management,
                                             Inc.
  Putnam VT High Yield Fund
  Putnam VT New Opportunities Fund
  Putnam VT U.S. Government and
  High Quality Bond Fund
  Putnam VT Voyager Fund

Scudder Variable Life Investment       Scudder, Stevens & Clark, Inc.
  Fund
  Money Market Portfolio
  International Portfolio

T. Rowe Price Equity Series, Inc.      T. Rowe Price Associates, Inc.
  New America Growth Portfolio
  Personal Strategy Balanced
     Portfolio

T. Rowe Price Fixed Income Series,
     Inc.
  Limited-Term Bond Portfolio

     Each fund is available for use by the separate accounts of other insurance companies, including those which receive and invest premiums under variable annuity contracts issued by such companies.

     The investment objectives and policies of the funds are summarized in Registrant's Form S-6 filed previously, under the Section entitled "The Underlying Funds," which is hereby incorporated by reference.

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     .1(a)  Name of company.

     Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II.

     (b)  Name and principal business address of depositor.

     The principal business office of Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II is 82 Devonshire Street, Boston, Massachusetts 02109.

     (c)  Name and principal business address of trustee or custodian.

     Fidelity Custodians

     Money Market, High Income and Investment Grade Bond Portfolios:

          The Bank of New York
          Mutual Funds Administration
          90 Washington Street 11th Floor
          New York, NY  10286

     Equity-Income, Overseas, Asset Manager: Growth, Asset Manager Balanced, and Growth & Income Portfolios:

          The Chase Manhattan Bank, N.A.
          4 Chase Metrotech Center
          12 West
          Brooklyn, NY  11245

     Growth, Growth Opportunities, Contrafund, and Index 500 Portfolios:

          Brown Brothers Harriman & Co.
          40 Water Street
          Boston, MA 02109

     (d)  Name and principal business address of principal underwriter.

          Fidelity Distributors Corporation
          82 Devonshire Street
          Boston, Massachusetts 02109

     (e) The period during which the securities of such company have been the underlying securities.

     This period will commence with the commencement of operations of the Separate Account.

     .2(a)    Name of Company.

          MFS Variable Insurance Trust
          500 Boylston Street
          Boston, MA 02116

     (b)  Name and principal business address of depositor.

     The principal business office of MFS Variable Insurance Trust is:

          MFS Variable Insurance Trust
          500 Boylston Street
          Boston, MA 02116

     (c)  Name and principal business address of trustee or custodian.

          Investors Bank & Trust Company
          89 South Street
          Boston, MA  02111

     (d)  Name and principal business address of principal underwriter.

          MFS Fund Distributors, Inc.
          500 Boylston Street
          Boston, MA  02116

     (e) The period during which the securities of such company have been the underlying securities.

     This period will commence with the commencement of operations of the Separate Account.

     .3   (a) Name of company.

          Putnam Variable Trust
          One Post Office Square
          Boston, MA  02109

     (b)  Name and principal business address of depositor.

     The principal business office of Putnam Variable Trust is One Post Office Square, Boston, MA 02109

     (c)  Name and principal business address of trustee or custodian.

          Putnam Fiduciary Trust Company
          One Post Office Square
          Boston, MA  02109

     (d)  Name and principal business address of principal underwriter.

          Putnam Mutual Funds Corporation
          One Post Office Square
          Boston, MA  02109

     (e) This period will commence with the commencement of operations of the Separate Account.

     This period will commence with the commencement of operations of the Separate Account.

     .4(a)   Name of company.

          Scudder Variable Life Investment Fund.

     (b)  Name and principal business address of trustee or custodian.

     The principal business office of Scudder Variable Life Investment Fund is Two International Place, Boston, MA 02110-4103.

     (c)  Name and principal business address of trustee or custodian.

     Global Discovery and International Portfolios:

          Brown Brothers Harriman & Co.
          40 Water Street
          Boston, MA  02109

     Money Market, Bond, Balanced, Growth & Income, and Capital Growth
     Portfolios.

          State Street Bank and Trust Company
          225 Franklin Street
          Boston, MA  02110

     (d)  Name and principal business address of principal underwriter.

          Scudder Investor Services, Inc.
          Two International Place
          Boston, MA  02110-4103

     (e) The period during which the securities of such company have been the underlying securities.

     This period will commence with the commencement of operations of the Separate Account.


     .5(a)    Name of company.

          T. Rowe Price Equity Series, Inc. and
          T. Rowe Price Fixed Income Series, Inc.

     (b)  Name and principal business address of trustee or custodian.

     The principal business office of T. Rowe Price is 100 East Pratt Street, Baltimore, MD 21202

     (c)  Name and principal business address of trustee or custodian.

     For domestic securities and cash:

          State Street Bank and Trust Co.
          225 Franklin Street
          Boston, MA  02110

     For securities purchased outside the United States:

          The Chase Manhattan Bank, N.A., London
          Woolgate House
          Coleman Street
          London, EC2P 2HD, England

     (d)  Name and principal business address of principal underwriter.

          T. Rowe Price Investment Services, Inc.
          100 East Pratt Street
          Baltimore, MD  21202

     (e) The period during which the securities of such company have been the underlying securities.

     This period will commence with the commencement of operations of the Separate Account.


INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES
--------------------------------------------------------

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

          (A)  the nature of such load, fee, expense or charge;

          (B)  the amount thereof;

          (C) the name of the person to whom such amounts are paid and his relationship to the trust;

          (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

     For the answers to each sub-item of Item 13(a) reference is made to the statements in Registrant's Form S-6 filed previously in the Section entitled "Charges and Deductions," which are incorporated herein.

     (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments. (Table omitted because not applicable.)

     The only deductions from principal payments are for a premium expense charge of 1.25% during the first ten policy years and a premium tax recovery charge of 2.25% each policy year. All other charges and deductions are made from the cash value of the Policy or the net assets of the Separate Account. Reference is made to the Section entitled "Charges and Deductions," in Registrant's Form S-6 filed previously, which is incorporated herein by this reference.

     (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

     There is a charge to recover premium taxes of 2.25% of each premium paid. The amount of premium expense charge will be 1.25% of each premium paid under the Policy during the first ten policy years. For additional information, see the discussions under the Section entitled "Sales Charges" in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

     Not applicable.

     (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.).

     Reference is made to the Section entitled "Charges and Deductions" in the Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

     Neither the Company nor Walnut Street, the principal underwriter of the Separate Account, nor any affiliated person of the Company or Walnut Street, may receive any profit or other benefit from premium payments under the Policies or the investments held in the Separate Account not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Policies or shares of the funds, except that (1) the Company may receive a profit to the extent that the cost of insurance built into a Policy exceeds the actual cost of insurance needed to pay benefits, (2) favorable mortality or expense experience may cause the insurance provided under a Policy to be profitable to the Company, and (3) the Company will compensate certain other persons, including the Company's agents, for services rendered in connection with the distribution of a Policy, as described in
     Item 38, but such payments will be made from the Company's general assets.

     (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

     Not applicable.

     INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Individuals wishing to purchase a Policy must complete the appropriate application and submit it to an authorized representative of the Company or to the Company's home office. The Company will issue an Individual Policy if the Insured is deemed acceptable according to the Company's underwriting standards. A Policy will generally be issued only to Insureds of issue ages 17 through 80 who supply evidence of insurability satisfactory to the Company. The Company may, at its sole discretion, issue Policies to individuals falling outside of those issue ages. Acceptance is subject to the Company's underwriting rules, and the Company reserves the right to reject an application for any reason. A Policy will not take effect until it has been delivered and the initial premium has been paid prior to the Insured's death and the information in the application is shown to be correct. For additional information, see the discussion in the Section entitled "Issuance of a Policy" in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     The initial premium is due on the issue date. The Company requires that the initial premium for a Policy be at least equal to one-twelfth (1/12) of the planned annual premium for the Policy. The planned annual premium is an amount specified for each Policy based on the requested initial Face Amount, the Issue Age of the Insured and the charges under the Policy. Following the initial premium, premiums may be paid in any amount and at any interval. For additional information, see the Sections entitled "Payment and Allocation of Premiums," "Policy Rights," and "Policy Benefits" in Registrant's Form S-6 filed previously, which are hereby incorporated by reference.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

     For each day the New York Stock Exchange is open for trading and the Company is open for business, the Separate Account purchases or redeems shares in each fund based on a netting of all transactions for that day, including the amount of net premiums invested in the Separate Account, policy loans, loan repayments, payments upon partial withdrawals or surrenders, charges, and the payment of any benefits to be effected on that day.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

     Reference is made to the Section in Registrant's Form S-6 filed previously entitled "Surrender and Partial Withdrawals," which is hereby incorporated by reference.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company is required to process all requests for partial withdrawals and surrenders as described in Item 10(c). The funds will redeem their shares upon the Company's request in accordance with the 1940 Act. Redeemed shares are retained, although they may later be reissued.

     (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

     A Policy, once surrendered, may not be resold.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

     All dividend and capital gains distributions of the funds will be automatically reinvested in shares of the distributing funds at their net asset value on the record date.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

     Not applicable.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

     Net premiums placed in the Separate Account constitute reserves for benefits under the Policies.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

     No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

     The Company has primary responsibility for the administration of the Policies and the Separate Account. Administrative expenses include preparation of the Policies, maintenance of Owners' records and all accounting, valuation, regulatory and reporting services.

     The Company may administer the Policy itself, or the Company may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the cost for such services may be higher than would be available elsewhere.

     The Company will send such reports of the Separate Account as are presently required by the l940 Act and the regulations promulgated thereunder.

     The Company will also mail to Owners, at their last known addresses of record, once each policy year, any annual reports required by state law. Each person having a voting interest will receive proxy material, reports, and other materials relating to the funds.

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

     (a) Amendments to such indenture or agreement.

     Not applicable.

     (b) The extension or termination of such indenture or agreement.

     Not applicable.

     (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations, and functions.

     The Company acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations, and functions.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

     The Separate Account has no trustee.

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

     There are no provisions relating to the removal or resignation of the depositor or the failure of the depositor to perform its duties, obligations and functions.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

     There are no provisions relating to the appointment of a successor depositor and the procedure if a successor depositor is not appointed.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

     After the first policy anniversary, the Owner may, by written request to the Company, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. The Loan Value is equal to 90% of the cash value of the Policy on the date the policy loan is requested, reduced by the amount of any existing loans and interest payable on those loans. Loan interest is due and payable in arrears on each policy anniversary or for such shorter period as the loan may exist. The minimum amount that may be borrowed, net of any interest payable, is $500.00. The loan may be completely or partially repaid at any time while the insured is living. For additional information, see the discussion in the Section entitled "Loans" in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     If the indebtedness exceeds the cash value on any monthly anniversary, the Policy may lapse. For additional information, see the discussion in the Section entitled "Policy Lapse and Reinstatement," in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

     A policy loan will ordinarily be paid within seven days after receipt of a written request. Payment of any policy loan may be postponed in the manner described in Item 10(c). See paragraph (a) of this Item.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

     Not applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

     There are no such provisions or agreements.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

     As part of a blended executive risk program, fidelity is provided by CNA in the amount of $25 million which covers all of the officers and employees of the Company.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

     A Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the insured. An increase in Face Amount or addition of a rider after the policy date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the insured. Any reinstatement of a Policy is incontestable, except for nonpayment of premiums, only after it has been in force during the lifetime of the insured for two years after the effective date of the reinstatement.

     Suicide within two years of the Issue Date is not covered by the Policy.
     If the insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any partial withdrawals and outstanding indebtedness. If the insured, while sane or insane, dies by suicide within two years after the effective date of any increase in Face Amount, the death benefit for that increase will be limited to the amount of the monthly deductions for the increase. If the insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, or on the effective date of any increase in Face Amount, unless the insured intended suicide when the Policy, or any increase in Face Amount, was applied for.

     If the age of the insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age. Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.


                                      III.

                 ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS
                                  OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

     The Company is a stock life insurance company incorporated under the laws of Missouri in l98l.

26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

     Not applicable.

(b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

     The Company is principally engaged in writing individual and group life and annuity contracts. It is licensed to do business in 49 states and the District of Columbia. The Company acts as depositor with respect to Paragon Life Insurance Company Separate Accounts A, B, and C, separate accounts established under Missouri law pursuant to resolutions of the Board of Directors of the Company. The Company acts as custodian and holds the assets of Separate Accounts A, B, and C. The assets of Separate Accounts A, B, and C are kept physically segregated and are held separate and apart from the Company's general assets. The Company maintains records of all purchases and redemptions of shares of the funds held by Separate Accounts A, B, and C.

     OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish, as at latest practicable date, the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

          (i)    name and principal business address;

          (ii) nature of relationship or affiliation with depositor of the trust;

          (iii)  ownership of all securities of the depositor;

          (iv)   ownership of all securities of the trust;

          (v) other companies of which each person named above is presently officer, director, or partner.

                           See answer to question 29.

(b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.


                                                         Principal Occupation(s)
Name                                                     During Past Five Years*

Executive Officers**

Carl H. Anderson                                President and Chief Executive
                                                Officer since June 1986.

Matthew K. Duffy                                Vice President and Chief
                                                Financial Officer since July,
                                                1996. Formerly Director of
                                                Accounting, Prudential Insurance
                                                Company of America, March,
                                                1987 - June, 1996.

Craig K. Nordyke                                Executive Vice President and
                                                Chief Actuary since November
                                                1996. Formerly Vice President
                                                and Chief Actuary since August
                                                1990.

Matthew P. McCauley                             Vice President and General
General American Life Insurance                 Counsel since November 1984.
Company                                         Secretary since August 1991.
700 Market Street                               Vice President and Associate
St. Louis, MO 63101                             General Counsel, General
                                                American since December 30,
                                                1995.

E. Thomas Hughes, Jr.                           Treasurer since December 1994
General American Life Insurance                 Corporate Actuary/Treasurer for
Company                                         General American since October
700 Market Street                               1994. Formerly Executive Vice
St. Louis, MO 63101                             President-Group Pension Line
                                                from January 1990 to October
                                                1994.

George E. Phillips                              Vice President - Operations and
                                                System Development since
                                                January, 1995. Formerly, Senior
                                                Vice President, Fortis, Inc.
                                                July, 1991- August, 1994. Vice
                                                President, Mutual Benefit prior
                                                to July, 1991.


Directors***                                              Principal Occupation
Richard A. Liddy                                Chairman, President, and Chief Executive
                                                Officer, General American, since May, 1992.
                                                President and Chief Operating Officer, General
                                                American, May 1980 - May, 1992.

Leonard M. Rubenstein                           Chairman & Chief Executive Officer - Conning
                                                Corporation and Conning Asset Management
                                                Company since January, 1997.  Executive Vice
                                                President - Investments, General American,
                                                February 1991 - January 1997.

Warren J. Winer                                 Executive Vice President - Group Life &
13045 Tesson Ferry Road                         Health, General American since September 1995.
St. Louis, MO 63128                             Formerly Managing Director, Wm. M. Mercer,
                                                July 1993 - August 1995.  President, W.F.
                                                Coroon, September 1990 - July 1993.

Bernard H Wolzenski                             Executive Vice President - Individual, General
13045 Tesson Ferry Road                         American, since November 1991.
St. Louis, MO 63128

A. Greig Woodring                               President & Chief Executive Officer -
660 Mason Ridge                                 Reinsurance Group of America, Incorporated
St. Louis, MO                                   since May 1993.  Executive Vice President -
                                                Reinsurance, General American since January
                                                1990.

*    All positions listed are with the Company unless otherwise indicated.

** The principal business address of each person listed is Paragon Life Insurance Company, l00 South Brentwood Boulevard, St. Louis, Missouri 63l05, unless noted otherwise. Messrs. Anderson, Hughes, Nordyke, and McCauley are also directors.

*** The principal business address of each person listed is General American Life Insurance Company, 700 Market Street, St. Louis, MO 63l0l, unless otherwise specified.

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish, as at latest practicable date, the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (i) name and principal business address; (ii) nature of business; (iii) ownership of all securities of the depositor.

     General American Life Insurance Company is a Missouri life insurance company engaged in the business of life insurance, annuities, and accident and health insurance. General American's National Headquarters is located at 700 Market Street, St. Louis, Missouri 63l0l. General American owns 100% of all securities of Paragon Life Insurance Company.

CONTROLLING PERSONS

30. Furnish, as at latest practicable date, the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

     100% of the common stock of General American Life Insurance Company is owned by GenAmerica Corporation, a Missouri general business corporation, which is 100% owned by General American Mutual Holding Company, a Missouri mutual insurance holding company. The owners of General American Life Insurance Company insurance contracts own General American Mutual Holding Company.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS OF DEPOSITOR

3l. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

     Not applicable. As of this date, the Separate Account has not commenced operations.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

     (a)  The aggregate direct remuneration to directors;

     (b)  Indirectly or through subsidiaries to directors.

     Not applicable.  See Item 31.


COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $l0,000.00 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (l) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

     Not applicable.  See Item 31.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $l0,000.00 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

     Not applicable. See Item 31.


                                      IV.

                   DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Furnish the names of the states in which sales of the trust's securities
     (A) are currently being made, (B) are presently proposed to be made, and
     (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     No sales are currently being made. It is proposed that the Policies will be offered in 49 states and the District of Columbia.


36. If sales of the trust's securities have at any time since January l, l936 been suspended for more than a month, describe briefly the reasons for such suspension.

     Not applicable.

37. (a) Furnish the following information with respect to each instance where subsequent to January l, l937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (l)  Name of officer, agency or body.

          (2)  Date of denial.

          (3)  Brief statement of reason given for denial.

     Not applicable.

     (b) Furnish the following information with regard to each instance where, subsequent to January l, l937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

     Not applicable.

38. (a) Furnish a general description of the method of distribution of securities of the trust.

     The Policy will be sold by individuals who are also registered representatives of Walnut Street, the principal underwriter of the Policies, or of broker-dealers which have entered into written sales agreements with Walnut Street. Walnut Street is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). For additional information, see the discussion under the Section entitled "Distribution of the Policies," in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

     The Company will enter into an agreement with Walnut Street, the principal underwriter, pursuant to which the Company will pay commissions for services in distributing and servicing the Policies.

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

     Not Applicable

Information Concerning Principal Underwriter
--------------------------------------------

39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

     Walnut Street Securities, Inc. ("Walnut Street") was incorporated under the laws of the State of Missouri on May 4, l984.

     (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

     No Policies are currently being offered. Walnut Street is a member of the NASD.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

     Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

     (l) The nature of such fee or participation.

     (2) The name of the person making payment.

     (3) The nature of the services rendered in consideration for such fee or participation.

     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith

     Not applicable.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

     Walnut Street will act as principal underwriter of the Policies. Walnut Street also acts as principal underwriter of variable life insurance policies issued through the Company's Separate Accounts A, B, and C, separate accounts established under Missouri law pursuant to a resolution of the Company's Board of Directors. Walnut Street also underwrites other flexible premium variable life insurance policies issued General American Life Insurance Company, which is the parent of the Company.

     (b) Furnish, as at latest practicable date, the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

     Not applicable.  Sales of the Policies have not yet commenced.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

     Not applicable.

42. Furnish, as at latest practicable date, the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (i) name and principal business address; (ii) position with principal underwriter; (iii) ownership of securities of the trust.

     No Policies are currently being distributed.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

     Not applicable.

OFFERING PRICE OR ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

     (l) The source of quotations used to determine the value of portfolio securities.

     The shares of the funds are valued at net asset value as supplied to the Company by the managers of the funds.

     (2)  Whether opening, closing, bid, asked or any other price is used.

     See Items 44(a)(1) and 16.

     (3)  Whether price is as of the day of sale or as of any other time.

     See Item 16.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

     The Separate Account's assets and liabilities (such as charges against the Separate Account) are valued in accordance with generally accepted accounting principles on an accrual basis. Because of its current tax status, the Company does not expect to incur any Federal income tax liabilities that would be chargeable to the Separate Account. Thus, the Company does not intend to create a reserve for its Federal income taxes.

     (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

     Not applicable.

     (6)  Whether adjustments are made for fractions:

     (i)  before adding distributor's compensation (load); and

     (ii) after adding distributor's compensation (load).

     Not applicable because the Separate Account does not compute per unit values pre-supposed by this Item and Item 44(b). Appropriate adjustments for fractions will be made in all computations.

     (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

     No Policies have yet been offered for sale to the public.

     (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

     The Company does not require a premium payment of a fixed amount at fixed intervals for a specified time period. An Owner may, pay premiums at any frequency in any amount. Nonetheless, Owners will need to pay premiums sufficient to maintain cash value to pay the monthly deduction, including the cost of insurance. The cost of insurance will vary, depending upon the insured's attained age, and rate class. Thus, for a Policy to remain in force, an Owner will need to take the cost of insurance, as well other factors such as investment performance, into consideration in determining the amount and frequency of premium payments. In addition, the sales charges and administrative charges will vary based on commission rates and on the number of eligible employees covered under a Policy. For additional information, see the Sections "Sales Charges" and "Monthly Deduction" in Registrant's Form S-6 filed previously, which is incorporated herein by reference.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a) by whose action redemption rights were suspended.

     (b) the number of days' notice given to security holders prior to suspension of redemption rights.

     (c) reason for suspension.

     (d) period during which suspension was in effect.

     Not Applicable

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

     (l) The source of quotations used to determine the value of portfolio securities.

     See Item 44(a)(1).

     (2)  Whether opening, closing, bid, asked or any other price is used.

     See Item 44(a)(2).

     (3)  Whether price is as of the day of sale or as of any other time.

     As of the day a request for surrender or partial withdrawal is received.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

          See Items 44(a)(4) and 18(c).

          (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

          See Item 10(c).

          (6)  Whether adjustments are made for fractions.

     Not applicable.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

     No Policies have yet been offered for sale to the public.


PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

     The Company will allocate net premiums to the Divisions of the Separate Account designated by the Owner. Shares of the various funds will be sold to the Company for investment of the assets of the Separate Account, as well as investment of the assets of both variable annuity and variable life insurance separate accounts of insurance companies other than the Company. The Company will redeem sufficient shares of the appropriate funds to pay death benefits, benefits upon maturity of a Policy when the insured reaches attained age 100, partial withdrawals, surrender proceeds, or for other purposes contemplated by the Policies. In addition, if an Owner elects to transfer cash value among the

     Divisions of the Separate Account, the Company may redeem shares held in any Division from which a transfer is made and purchase shares for any Division into which cash value is transferred. See Item 10(c).


                                      V.

                      INFORMATION CONCERNING THE TRUSTEE
                                 OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

(a)  Name and principal business address.

(b)  Form of organization.

(c) State or other sovereign power under the laws of which the trustee or custodian was organized.

(d)  Name of governmental supervising or examining authority.

     The Company acts as custodian and holds the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general assets. The Company maintains records of all purchases and redemptions of shares of the funds held by the Separate Account.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

     Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

     The assets of the Separate Account are not chargeable with liabilities arising out of any other business that the Company may conduct except to the extent assets in the Separate Account exceed liabilities arising under the Policy. The income, capital gains, and capital losses of each Division are credited to or charged against the assets held in that Division in accordance with the terms of each Policy, without regard to the income, capital gains, and capital losses of any other Division.

                                      VI.

                      INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

     (a)  The name and address of the insurance company.

     The name and address of the Company are set forth in Item 2.

     (b)  The types of policies and whether individual or group policies.

     The Policies are flexible premium variable life insurance policies issued in connection with employer-sponsored insurance programs.

     (c)  The types of risks insured and excluded.

     The Company assumes the risk that the deductions made for mortality risks will prove inadequate to cover actual mortality costs. The Company also assumes the risk that deductions for expenses may be inadequate.

     (d)  The coverage of the policies.

     See paragraph (c) of this Item. There is a minimum Face Amount by issue age band. As an Insured's issue age increases, the minimum Face Amount of a Policy decreases. Currently, the lowest available Face Amount ranges from $75,000 for an Insured 65 or older to $275,000 for an Insured less than 30. Under certain riders available under the Policy, an Owner may elect to receive an accelerated death benefit in a reduced amount if specified requirements are met. A more complete description of the possibility of receiving accelerated death benefits is included in the Section "General Matters Relating to the Policy--Additional Insurance Benefits" in Registrant's Form S-6 filed previously, which is incorporated herein by reference. Death benefit proceeds will be reduced by any outstanding indebtedness and increased by the amount of the monthly cost of insurance for the portion of the month from the date of death to the end of the month.

     (e) The Beneficiaries of such policies and the uses to which the proceeds of policies must be put.

     The recipient of the benefits of the insurance undertakings described in
     Item 51(c) is either the Owner or the beneficiary, as specified in the Policy. There are no restrictions on the use of proceeds other than those established by the Owner.

     (f)  The terms and manners of cancellation and of reinstatement.

     The insurance undertakings described in Item 51(c) are an integral part of the Policies and may not be terminated while a Policy remains in effect. See Item 10(e) for the terms of reinstatement.

     (g) The method of determining the amount of premiums to be paid by holders of securities.

     Reference is made to the Sections entitled "Charges and Deductions" and "Payment and Allocation of Premiums" in Registrant's Form S-6 filed previously, which is hereby incorporated by reference.

     (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

     Not applicable.

     (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

     No person other than the Company receives any part of the amount deducted for assumption of mortality and expense risks.

     (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

     None.

                                     VII.

                             POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

     See the responses to Items 10(g) and 10(h).

     (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

     Not applicable.

     (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

          (l)  the grounds for elimination and substitution;

          (2) the type of securities which may be substituted for any underlying security;

          (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

          (4) whether such substituted securities may be the securities of another investment company; and

          (5) the substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

          See the responses to Items 10(g) and 10(h).

     (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

     None.

53.  (a)  State the taxable status of the trust.

     Because of its current status under the Internal Revenue Code, the Company does not expect to incur any Federal income tax liability that would be chargeable to the Separate Account. Based on this expectation, the Company does not intend to create a reserve for Federal income taxes attributable to the Separate Account. If, however, the Company determines that it may incur such taxes, it may assess a charge for those taxes against the Separate Account.

     Under current laws, the Company may incur state and local taxes (in addition to premium taxes) in several states. At present these taxes are not significant, so the Company does not currently intend to make a charge for them. If there is a material change in such taxes, the Company may assess charges for them from the Separate Account.

     (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of l954, and state its present intention with respect to such qualifications during the current taxable year.

     Not applicable.  See Item 53(a).


                                     VIII.

                     FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

     Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

     Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

     Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

     Not applicable.

59.  Financial statements:

FINANCIAL STATEMENTS OF THE TRUST

     Any financial statements of the Separate Account will be contained in the registration statement on Form S-6 filed previously by the Separate Account pursuant to the Securities Act of l933 and are incorporated herein by reference.

FINANCIAL STATEMENTS OF THE DEPOSITOR

     The financial statements of the Company will be contained in a Pre-Effective Amendment to the registration statement on Form S-6 filed previously by the Separate Account pursuant to the Securities Act of l933 and are incorporated herein by reference.

                                      IX.

                                   EXHIBITS

     Unless indicated to the contrary, the following exhibits to the Trust's registration statement have been filed previously on the Form S-6 filed with the Commission September 26, l997 for the Registrant and are incorporated herein by reference:

A. (l) Resolution of the Board of Directors of the Company authorizing the establishment of the Separate Account.

    (2)  Not applicable.

    (3)  (a) Proposed form of Principal Underwriting Agreement.(1)

         (b) Proposed form of Selling Agreement.(1)

    (4)  Not applicable.

    (5)  (a)  N/A

          (b) Proposed form of Individual Policy and Policy Riders.

          (c) N/A

     (6)  (a) Charter and Articles of Incorporation of the Company.(2)

          (b) By-Laws of the Company.(2)

     (7)  Not applicable.

     (8)  Proposed form of Participation Agreement.(3)

     (9)  Not applicable.

     (10) Proposed Form of Application.(3)

(11) Memorandum describing the Company's issuance, transfer and redemption procedures for the Policies.

B.   (1)  Not applicable.

     (2)  Not applicable.

C.   Not applicable.

-------------

(1) Incorporated by reference to the initial Registration Statement on Form s-6 found in File No. 33-58796, filed with the Securities and Exchange Commission on February 25, 1993.

(2) Incorporated by reference to the Registration Statement on Form S-6 found in File No. 33-67970, filed with the Securities and Exchange Commission on August 26, 1993.

(3) To be filed with a Pre-Effective Amendment to the Registration Statement on Form S-6 (found in file No. 333-36515) filed previously with the Securities and Exchange Commission on September 26, 1997.

                                  SIGNATURES


     Pursuant to the requirements of the Investment Company Act of l940, the depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of St. Louis, State of Missouri, on the 23rd day of December, l997.

                                            PARAGON LIFE INSURANCE COMPANY
                                            SEPARATE ACCOUNT D
                                              (Name of registrant)




                                            By:  PARAGON LIFE
                                                 INSURANCE COMPANY



                                            By:  /s/ Carl H. Anderson
                                                 -----------------------
                                                 Carl H. Anderson
                                                 President and Chief
                                                 Executive Officer



Attest: /s/ Matthew P. McCauley
        ----------------------------------
        Matthew P. McCauley
        Secretary